

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Vadim Mats
Chief Executive Officer
Gaxos.ai Inc.
101 Eisenhower Pkwy Suite 300
Roseland, NJ 07068

>   **Re: Gaxos.ai Inc.**
>   **Registration Statement on Form S-3**
>   **File No. 333-278513**
>   **Filed April 4, 2024**

Dear Vadim Mats:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Charli Wilson at 202-551-6388 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Hannah Zelcer